# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KAZIA THERAPEUTICS LTD, CIK 0001075880
CUSIP: 48669G105
Title of class of securities: American Depository Shares
Address of issuer's principal executive offices: Three International Towers, Level 24, 300 Barangaroo Avenue, SYDNEY NSW, Australia (C3), 2000
Date of event which requires filing of this statement: 06/11/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002044285

## Reporting persons
- Dauntless Investment Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 80,617; shared dispositive power 0; aggregate amount beneficially owned 80,617 (5.9% of the class)
  Comment: Single Family Office/Passive Investor

## Item 1. Issuer
Name of issuer: KAZIA THERAPEUTICS LTD
Address of issuer's principal executive offices: Three International Towers, Level 24, 300 Barangaroo Avenue, SYDNEY NSW, AUSTRALIA, 2000.

## Item 2. Person Filing
Name of person filing: Dauntless Investment Group, LLC
Address of principal business office or, if none, residence: 8567 Hummingbird, Commerce Township, MI 48382
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 80,617
Percent of class: 5.87%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 80,617
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Dauntless Investment Group, LLC: /s/Matthew Okkerse, CFO (06/13/2025)